September 30, 2024
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: John Stickel, Staff Attorney
100 F Street, N.E.
Washington, D.C.  20549

Re:          Horizon Bancorp, Inc.
Registration Statement on Form S-3 filed on September 23, 2024
File No. 333-282292

Dear Mr. Stickel:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp, Inc. (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. (EDT) on Wednesday, October 2, 2024, or as soon as practicable thereafter.
Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request.  In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.
Sincerely,

/s/ Todd A. Etzler

Todd A. Etzler
Executive Vice President, Chief Legal and Risk Officer & Corporate Secretary

cc:	Thomas M. Prame, Horizon Bancorp, Inc.
John R. Stewart, Horizon Bancorp, Inc.
Curt W. Hidde, Esq., Barnes & Thornburg LLP
David P. Hooper, Esq., Barnes & Thornburg LLP

515 Franklin Street • Michigan City, IN 46360 • (219) 874-0211 • toll-free 888-873-2640 • www.horizonbank.com